UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

COMPUTER SOFTWARE INNOVATIONS, INC.

(Name of Subject Company)

NHCC MERGER CORP.

(Offeror)

A Wholly-Owned Subsidiary of

N. HARRIS COMPUTER CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

205395106

(Cusip Number of Class of Securities)

Mark Dennison
General Counsel and Secretary
Constellation Software Inc.
20 Adelaide Street East, Suite 1200
Toronto, Ontario
Canada, M5C 2T6
(416) 861-2279

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Paul Hilton
David Crandall
Hogan Lovells US LLP
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202
(303) 899-7300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
N/A*	N/A*

*                 A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of capital stock of Computer Software Innovations, Inc., a Delaware corporation (“CSWI”), by NHCC Merger Corp., a Delaware corporation (“Purchaser”) and a direct, wholly-owned subsidiary of N. Harris Computer Corporation, a company organized under the Business Corporations Act (Ontario) (“Harris”) and a direct, wholly-owned subsidiary of Constellation Software Inc., a company organized under the Business Corporations Act (Ontario) (“Constellation”), pursuant to an Agreement and Plan of Merger, dated as of October 2, 2012, by and among CSWI, Purchaser, Harris and, solely with respect to Section 9.14 thereof, Constellation.

The tender offer for the purchase of the outstanding shares of CSWI’s capital stock described in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Harris will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and CSWI will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, CSWI shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement on Schedule 14D-9 when they become available as they will contain important information. Once filed, CSWI shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials.

The attached exhibit contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in the attached exhibit include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of CSWI’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements speak only as of the date of the exhibit and none of Constellation, Harris or CSWI assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description
99.1	Joint Press Release, dated October 2, 2012, issued by Constellation Software Inc. and Computer Software Innovations, Inc.